Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-285159
333-285159-01

Thermo Fisher Scientific (Finance I) B.V.

€1,000,000,000 Floating Rate Senior Notes due 2027 (“Floating Rate Notes”)
€1,100,000,000 3.628% Senior Notes due 2035 (“2035 Notes”)

November 24, 2025

Pricing Term Sheet

Issuer:	Thermo Fisher Scientific (Finance I) B.V.

Guarantor:	Thermo Fisher Scientific Inc.

Legal Format:	SEC Registered

Securities:	Floating Rate Senior Notes due 2027 3.628% Senior Notes due 2035

Expected Ratings (Moody’s / S&P / Fitch)*:	A2 (Stable) / A- (Stable) / A- (Stable)

Aggregate Principal Amount:	Floating Rate Notes: €1,000,000,000 2035 Notes: €1,100,000,000

Stated Maturity Date:	Floating Rate Notes: December 1, 2027 2035 Notes: December 1, 2035

Issue Price:	Floating Rate Notes: 100.000% of the principal amount 2035 Notes: 100.000% of the principal amount

Coupon (Interest Rate):	Floating Rate Notes: 3-month EURIBOR plus 0.280% per annum, paid quarterly in arrears; provided that the minimum interest rate will be zero. 2035 Notes: 3.628% per annum, paid annually in arrears

Mid-Swaps Yield:	2035 Notes: 2.748%

Spread to Mid-Swap:	2035 Notes: +88 basis points

Yield to Maturity:	2035 Notes: 3.628%

Benchmark Bund:	2035 Notes: DBR 2.600% due August 2035

Benchmark Bund Price / Yield:	2035 Notes: €99.14 / 2.700%

Spread to Benchmark Bund:	2035 Notes: +92.8 basis points

Interest Payment Dates:	Floating Rate Notes: March 1, June 1, September 1 and December 1 of each year, beginning on March 1, 2026 2035 Notes: December 1 of each year, commencing on December 1, 2026

Day Count Convention:	Floating Rate Notes: Actual/360 2035 Notes: Actual/Actual (ICMA)

Business Days:	New York, London, T2

Payment Business Day Convention:	Floating Rate Notes: Modified following, unadjusted 2035 Notes: Following, unadjusted

Make-Whole Call:	2035 Notes: +15 basis points (prior to September 1, 2035)

Par Call:	2035 Notes: On or after September 1, 2035

Trade Date:	November 24, 2025

Settlement Date:	December 1, 2025

Currency of Payment:
All payments of principal of, and premium, if any, and interest on, the notes, including any payments made upon any redemption of the notes, will be made in euro.  If the euro is unavailable to the issuer or, in the case of the guarantees, the guarantor, due to the imposition of exchange controls or other circumstances beyond the issuer’s or the guarantor’s control or if the euro is no longer being used by the then member states of the European Economic and Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer, or, in the case of the guarantees, the guarantor or so used.

Payment of Additional Amounts:
Subject to certain exceptions and limitations, the issuer and the guarantor may be required to pay as additional interest to certain holders of notes such amounts as may be necessary so that every net payment on such holders’ notes after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge of whatever nature imposed upon, or as a result of, such payment by the Netherlands or the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such holders’ notes to be then due and payable.

Redemption for Tax Reasons:
The issuer may redeem all, but not less than all, of a series of notes in the event of certain changes in the tax law of the Netherlands or the United States (or any political subdivision or taxing authority thereof or therein) if, in the written opinion of independent counsel chosen by the issuer or the guarantor, there is a material probability that the issuer or the guarantor will become obligated to pay additional interest on such series of notes as described above under “Payment of Additional Amounts.” The redemption would be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

Purchase of Notes Upon a Change of Control Triggering Event:
Upon the occurrence of a Change of Control Triggering Event (as defined in the prospectus supplement related to the notes), with respect to either series of notes, the issuer may, in certain circumstances, be required to make an offer to purchase such series of notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Denominations:	€100,000 x €1,000

ISIN / Common Code:	Floating Rate Notes: XS3241801847 / 324180184 2035 Notes: XS3241802811 / 324180281

Expected Listing:
The issuer intends to apply to list the notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. Upon such listing, the issuer will use commercially reasonable best efforts to maintain such listing and satisfy the requirements for such continued listing as long as the notes are outstanding.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Paying Agent:	The Bank of New York Mellon, London Branch

Joint Book-Running Managers:	Barclays Bank PLC BNP PARIBAS HSBC Continental Europe Morgan Stanley & Co. International plc Deutsche Bank Aktiengesellschaft Goldman Sachs & Co. LLC SMBC Bank EU AG

Co-Managers:
Academy Securities, Inc.
AmeriVet Securities, Inc.
Blaylock Van, LLC
BNY Mellon Capital Markets, LLC
BofA Securities Europe SA
Citigroup Global Markets Europe AG
ING Bank N.V. Belgian Branch
J.P. Morgan SE
KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
Mizuho Bank Europe N.V.
MUFG Securities (Europe) N.V.
Nordea Bank Abp
RBC Europe Limited
Scotiabank (Ireland) Designated Activity Company
U.S. Bancorp Investments, Inc.
UBS AG London Branch
Wells Fargo Securities Europe, S.A.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  Credit ratings are subject to change depending on financial and other factors.

We expect to deliver the notes against payment for the notes on or about December 1, 2025, which is the fifth London business day and fourth New York business day following the date of the pricing of the notes. Under Regulation (EU) No 909/2014, as amended, trades in the secondary market generally are required to settle in two business days in the place of settlement unless the parties to a trade expressly agree otherwise. Also, under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one New York business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the first or second business day, as applicable, prior to December 1, 2025 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The guarantor has filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) (including a prospectus), filed by the issuer and the guarantor, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement related to the offering and the other documents the guarantor has filed with the SEC for more complete information about the guarantor, the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the joint book-running managers can arrange to send you the prospectus and prospectus supplement related to the offering if you request it by calling Barclays Bank PLC at 1-888-603-5847, BNP PARIBAS at 1-800-854-5674, HSBC Continental Europe at 1-866-811-8049 or Morgan Stanley & Co. International plc at 1-866-718-1649.

This pricing term sheet is not a prospectus for the purposes of (i) Regulation (EU) 2017/1129, as amended or (ii) Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs KID or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the EEA or the United Kingdom.

The communication of this pricing term sheet, the prospectus supplement, the accompanying prospectus, any other related free writing prospectus and any other document or materials relating to the issue of each series of the notes described herein is not being made, and this pricing term sheet, the prospectus supplement, the accompanying prospectus, any other related free writing prospectus such other documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, this pricing term sheet, the prospectus supplement, the accompanying prospectus, any other related free writing prospectus and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This pricing term sheet, the prospectus supplement, the accompanying prospectus, any other related free writing prospectus and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are any other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This pricing term sheet, the prospectus supplement, the accompanying prospectus, any other related free writing prospectus and any such other document and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing term sheet, the prospectus supplement, the accompanying prospectus, any other related free writing prospectus and any such other document and/or materials relate will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet, the prospectus supplement, the accompanying prospectus or any other related free writing prospectus relating to the issue of each series of the notes described herein or any of their contents.

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